Exhibit 99.5

Fortuna reports consolidated financial results for the first quarter 2017

(All amounts expressed in US dollars, unless otherwise stated)

Vancouver, May 24, 2017: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported net income of $13.0 million, EPS of $0.08, and revenue of $64.8 million in the first quarter of 2017.

Jorge A. Ganoza, President, CEO and Director, commented, “First quarter cash flow from operations and earnings per share reflect our strong production growth in hand with industry leading costs and margins.” Mr. Ganoza continued, “The Company’s financial strength and robust cash position will provide the necessary flexibility to meet funding requirements upon a construction decision at Lindero in the third quarter of 2017.”

First quarter consolidated financial highlights:

•	Sales of $64.8 million, compared to $42.7 million in Q1 2016

•	Net income of $13.0 million, compared to $2.6 million in Q1 2016

•	EPS of $0.08, compared to $0.02 in Q1 2016

•	Cash flow from operations before changes in non-cash working capital of $19.4 million and adjusted EBITDA of $30.4 million, compared to $6.1 million and $12.4 million in Q1 2016

•	Cash position, including short term investments, as at March 30, 2017 was $191.2 million

•	Silver and gold production of 2,033,191 and 13,200 ounces

•	AISC* per ounce of payable silver was $6.08

* All-in sustaining cash cost (“AISC”) is net of by-product credits for gold, lead and zinc (Non-GAAP Financial Measure)

First quarter consolidated financial results

Consolidated Metrics	Q1 2017	Q1 2016	% Change
Financial (Expressed in $ millions except per share information)
Sales	$64.8	$42.7	52%
Mine operating earnings	27.2	15.6	74%
Operating income	19.6	6.1	221%
Net income	13.0	2.6	400%

Earnings per share (basic)	0.08	0.02	300%
Earnings per share (diluted)	0.08	0.02	300%

Adjusted net income**	14.1	2.6	442%
Adjusted EBITDA**	30.4	12.4	145%
Cash provided by operating activities	8.9	(0.3)	—
Cash provided by operating activities (before changes in working capital)**	19.4	6.1	218%
Capex (sustaining)	5.1	4.2	21%
Capex (non-sustaining)	1.9	11.4	-83%
Capex (Brownfields)	2.7	1.8	50%

Cash, cash equivalents and short-term investments, end of period*	191.2	123.6	55%
Total assets*	638.3	562.9	13%
Non-current bank loan*	39.8	39.8	0%
Non-current other liabilities*	0.8	3.5	-77%

*	The comparative figures are as at December 31, 2016
**	Non-GAAP financial measures

Net income for the first quarter of 2017 was $13.0 million or $0.08 earnings per share compared to a net income of $2.6 million or $0.02 earnings per share in the first quarter of 2016. The higher net income was driven mostly by higher realized metal prices and increased production from the San Jose Mine as a result of the plant expansion from 2,000 tpd to 3,000 tpd completed at the end of the second quarter of 2016. Selling general and administrative expenses were lower compared to the same period in 2016 by $4.4 million due mostly to mark-to-market effects in share based instruments in 2016. This was partially offset by $2.1 million in foreign exchange losses and $1.6 million in derivative losses.

Silver and gold metal sales increased 22% and 41% while realized metal prices increased 17% for silver to $17.45 per ounce, 2% for gold to $1,220 per ounce, and 65% and 31% for zinc and lead, respectively.

Adjusted EBITDA in the first quarter of 2017 increased $18.0 million over the prior year to $30.4 million as a result of higher sales and operating leverage. Cash provided by operating activities was $8.9 million compared to cash consumed of $0.3 million in the first quarter of 2016, while cash provided by operating activities before changes in working capital increased $13.3 million to $19.4 million.

At March 31, 2017, the Company had cash and short-term investments totaling $191.2 million (December 31, 2016: $123.6 million). On February 9, 2017, the Company completed a $74.8 million bought deal financing for 11,873,750 common shares at $6.30 per share for net proceeds of $70.9 million.

San Jose Mine, Mexico

San Jose	Three months ended March 31,
Mine Production	2017	2016
Tonnes milled	267,268	179,110
Average tonnes milled per day	3,108	2,059

Silver
Grade (g/t)	226	240
Recovery (%)	92	93
Production (oz)	1,792,967	1,280,311
Metal sold (oz)	1,779,203	1,292,634
Realized price ($/oz)	17.46	15.00

Gold
Grade (g/t)	1.67	1.73
Recovery (%)	91	92
Production (oz)	13,116	9,161
Metal sold (oz)	13,040	9,241
Realized price ($/oz)	1,219.59	1,199.77

Unit Costs
Production cash cost ($/oz Ag)*	1.35	2.36
Production cash cost ($/tonne)	56.91	59.08
Unit Net Smelter Return ($/tonne)	161.75	146.75
All-in sustaining cash cost ($/oz Ag)*	6.61	8.71

*	Net of by-product credits from gold

Silver and gold annual production for the first quarter increased 40% and 43%, respectively, over the first quarter of 2016 to 1,792,967 ounces and 13,116 ounces. The increase was the result of higher throughput of 49% offset by lower head grades of 6% for silver and 3% for gold.

Cash cost per tonne of processed ore was $56.91 or 4% below the cost in the first quarter of 2016.

All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $6.61 for first quarter of 2017 and was below the annual guidance of $8.40 as a result of lower execution on sustaining capital and improvement in commercial terms.

Caylloma Mine, Peru

Caylloma	Three months ended March 31,
Mine Production	2017	2016
Tonnes milled	129,369	117,192
Average tonnes milled per day	1,470	1,317

Silver
Grade (g/t)	68	103
Recovery (%)	85	87
Production (oz)	240,224	337,085
Metal sold (oz)	236,068	357,595
Realized price ($/oz)	17.33	14.78

Lead
Grade (%)	2.76	3.73
Recovery (%)	92	94
Production (000’s lbs)	7,211	9,107
Metal sold (000’s lbs)	7,037	9,620
Realized price ($/lb)	1.03	0.79

Zinc
Grade (%)	4.17	4.49
Recovery (%)	91	90
Production (000’s lbs)	10,816	10,390
Metal sold (000’s lbs)	10,702	10,528
Realized price ($/lb)	1.26	0.76

Unit Costs
Production cash cost ($/oz Ag)*	(31.63)	(2.10)
Production cash cost ($/tonne)	73.30	73.80
Unit Net Smelter Return ($/tonne)	158.92	119.93
All-in sustaining cash cost ($/oz Ag)*	(12.01)	5.11

*	Net of by-product credits from gold, lead and zinc

In the first quarter, zinc production increased 4% to 10.8 million pounds as a result of higher throughput of 12% and lower head grade of 7%. Lead production decreased 21% to 7.2 million pounds as a result of lower head grade of 26% partially offset by higher throughput. Silver production decreased 29% as a result of lower head grade of 34%.

Cash cost per tonne of processed ore was $73.30 and was in line with the cash cost for the comparable quarter in 2016.

All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was negative $12.01 for the first quarter 2017 which was significantly below the annual guidance of $10.80 as a result of higher by-product credits.

The financial statements and MD&A are available on SEDAR and have also been posted on the company’s website at https://www.fortunasilver.com/investors/financials/2017/.

Conference call to review first quarter 2017 financial and operational results

A conference call to discuss first quarter 2017 financial and operational results will be held on Thursday, May 25, 2017 at 9:00 a.m. Pacific | 12:00 p.m. Eastern. Hosting the call will be Jorge A. Ganoza, President and CEO, and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: http://www.investorcalendar.com/IC/CEPage.asp?ID=175946 or over the phone by dialing just prior to the starting time.

Conference call details:

Date: Thursday, May 25, 2017

Time: 9:00 a.m. Pacific | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.866.682.6100

Dial in number (International): +1.862.255.5401

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 10389

Playback of the conference call will be available until June 8, 2017 at 11:59 p.m. Eastern. Playback of the webcast will be available until August 25, 2017. In addition, a transcript of the call will be archived in the company’s website: https://www.fortunasilver.com/investors/financials/2017/.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer focused on mining opportunities in Latin America. The Company’s primary assets are the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold project in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward Looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward Looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward Looking Statements. The Forward Looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; and proposed expenditures. Often, but not always, these Forward Looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward Looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the

Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward Looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company’s plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward Looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward Looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward Looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.